Exhibit 3.2

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
OF
MORGAN GROUP HOLDING CO.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Morgan Group Holding Co., a corporation organized and existing under the laws of the State of Delaware (“Corporation”), hereby certifies that:

1.	The name of this Corporation is Morgan Group Holding Co.

2.
Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends Article IV of the Certificate of Incorporation by deleting the first paragraph thereof in its entirety and replacing it with the following:

“The total authorized capital stock of the Corporation shall be 101,000,000 shares consisting of 100,000,000 shares of Common Stock, par value $.01 per share (the “Common Stock”), and 1,000,000 shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”).”

3.
The amendment of the Corporation’s Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware pursuant to a resolution adopted by the Corporation’s Board of Directors and by the affirmative vote of the holders of a majority of the capital stock of the Corporation at an annual meeting of stockholders duly called and held upon notice on May 8, 2014 in accordance with Section 222 of the General Corporation Law of the State of Delaware and the Bylaws of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by Robert E. Dolan, its Chief Financial Officer, this 15th day of July, 2019.

MORGAN GROUP HOLDING CO.

By:	/s/ Robert E. Dolan
	Name:	Robert E. Dolan
	Title:	Chief Financial Officer